August 17, 2018
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM DIRECT DIAL +1 (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Sergio Chinos, Staff Attorney Jenn Do, Staff Accountant Al Pavot, Staff Accountant

Re:	Upwork Inc. Confidential Submission No. 2 to Draft Registration Statement on Form S-1 Submitted July 11, 2018 CIK No. 0001627475

Ladies and Gentlemen:

In this letter, we are responding on behalf of Upwork Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 25, 2018 (the “Letter”) with respect to Confidential Submission No. 2 to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001627475) submitted by the Company to the Commission on July 11, 2018 (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

We intend to separately transmit Confidential Submission No. 3 to reflect the revisions to Draft No. 2 described in this response letter, incorporate the Company’s interim financial results for the six months ended June 30, 2017 and 2018, and update certain other disclosures.

“As a result of becoming a public company…”, page 37

1.

We have read your response and revision related to comment 6 in our letter dated June 29, 2018. As previously requested, please disclose the number of qualified accounting employees you had during the periods impacted by the material weakness, as well as the additional accounting employees that you estimate are required. Please explain your basis for your statement that the material weakness did not impact your accounting for business combinations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

In response to the Staff’s comment, the Company intends to revise its disclosure on pages 37 and 38 of Draft No. 2 to read as follows (deleted text is shown in strikethrough and added or moved text is shown as underline):

“We have begun evaluating and implementing additional procedures in order to remediate this material weakness, however, we cannot assure you that these or other measures will fully remediate the material weakness in a timely manner. At the beginning of 2016, we had 15 accounting and finance employees. As part of our remediation plan to address the material weakness identified above, we hired a new Chief Financial Officer in October ~~2017. In addition, as of July 2018, we hired five~~2017 and subsequently hired additional accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a senior director of technical accounting, a senior manager of accounting operations, and additional treasury analysts. We have hired these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles. ~~We~~As of July 31, 2018, we had 25 accounting and finance employees. We believe the current staffing in our accounting and finance department is sufficient to meet our requirements as a public company. However, we will continue to assess the adequacy of our accounting and finance personnel and resources, and will add additional personnel, as well as adjust our resources, as necessary, commensurate with any increase in the size and complexity of our business. We also increased the depth and level of review procedures with regard to financial reporting and internal control procedures. Despite this, there was insufficient time to remediate this material weakness. If we are unable to remediate the material weakness, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.”

In addition, with respect to the Staff’s request for an explanation for the basis for the Company’s statement that the material weakness did not impact the accounting for business combination, the Company advises the Staff that the material weakness identified, and resulting revision to the Company’s previously issued financial statements, was unrelated to the accounting for the March 2014 business combination. Further, the accounting for the 2014 business combination was subject to a separate controls process conducted in 2014 that included review of the valuation analysis and accounting conclusions made by accounting personnel, which included a Chief Financial Officer, who left the Company in 2015, prior to the period in which the financial statements were revised. The above referenced controls process operated independently and with different control operators at the time of the merger than the control operators and control processes that resulted in the material weakness referenced in the risk factors in Draft No. 2.

Management’s Discussion and Analysis, page 61

2.

We note your response to comment 1 in our letter dated June 29, 2018. Please disclose any relevant metrics that you use to track your retention rate with respect to freelancers and explain any material variances. In this regard, we note the disclosure on page 7 about the impact of recurring platform use by freelancers on your revenue growth.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

The Company advises the Staff that it does not calculate or track freelancer retention metrics to manage its business. As a marketplace, the continued use of the Company’s platform by freelancers is a factor that impacts the Company’s ability to attract and retain clients. The Company’s platform, however, currently has a significant surplus of freelancers in relation to the number of clients actively engaging freelancers. Accordingly, the Company’s key metrics and operating results are not directly impacted by the number of freelancers retained between periods.

The Company intends to revise its disclosure on page 65 of Draft No. 2 to add the following disclosure:

“The growth in our marketplace is driven by long-term and recurring use by freelancers and clients, which leads to increased revenue visibility for us. While continued use of the platform by freelancers is a factor that impacts our ability to attract and retain clients, the platform currently has a significant surplus of freelancers in relation to the number of clients actively engaging freelancers. For example, in 2017, approximately 375,000 freelancers completed projects through the platform and every day approximately 10,000 independent professional and agencies applied to join the platform. On the client side, in 2017, we had 86,400 core clients, which represented approximately 80% of our GSV. As a result of this surplus of freelancers relative to core clients, we primarily focus our efforts on retaining client spend and acquiring new clients as opposed to acquiring new freelancers and retaining existing freelancers. Moreover, we generate revenue when clients engage and pay freelancers and therefore our key metrics and operating results are directly impacted by client spend. On the other hand, the number of freelancers retained between periods is merely one of many factors that may impact client spend in a particular period and is not directly related to our key metrics and operating results. For these reasons, we do not calculate or track freelancer retention metrics in order to manage our business.”

3.

Please expand your revised disclosure on page 71 to also quantify the number of projects that generated revenue in 2016 vs. 2017 so that readers can assess the extent to which this variance impacted your growth in revenue and GSV. In this regard, we note the disclosure on page 61 that there were 1.8 million projects in 2017. Also, please quantify the 2017 increase in payment processing and administrative fee income so that readers can understand the impact that this revenue source had on your marketplace revenue variance. We note the $3.6 million increase in payment processing fee expenses disclosed on page 72. Revise also the revenue source disclosures on page F-39 to distinguish between the service fees received from freelancers and the payment processing and administrative fees received from clients. See ASC 280-10-50-40.

In response to the Staff’s comment, the Company intends to revise its disclosure on pages 71 and F-39 of Draft No. 2.

The disclosure on page 71 of Draft No. 2 will be revised as follows (deleted text is shown in strikethrough and added or moved text is shown as underline):

“Marketplace revenue represented 88% of total revenue in 2017, an increase of $39.6 million, or 29%, in 2017 as compared to 2016. Marketplace revenue increased primarily due to an increase in GSV. GSV grew by 20%, primarily driven by a 13% increase in the number of core clients, and higher client spend retention, which increased from 85% for the year ended December 31, 2016 to 99% for the year ended December 31, 2017. Additionally, the number of projects increased 13% from over 1.6 million in 2016 to over 1.8 million in 2017. These increases were primarily due to investments in marketing to acquire new clients and drive brand awareness and research and development to build new product features. Marketplace revenue also grew, to a lesser extent, due to the Upwork Standard pricing model change implemented in the second quarter of 2016.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

We changed our pricing model late in the second quarter of 2016 to implement a tiered freelancer service fee based on cumulative billings by the freelancer to each client. Previously, we had charged freelancers a flat 10% fee. Additionally, late in the second quarter of 2016, we introduced a client payment processing and administration fee that generated $12.6 million of revenue in 2016 and $27.9 million of revenue in 2017. The goal of the pricing change was to encourage longer-term relationships between freelancers and clients on our platform, allowing us to attract more projects, and align client incentives with our incentives to use lower cost payment methods.”

The disclosure on page F-39 of Draft No. 2 will be revised as follows (deleted text is shown in strikethrough and added or moved text is shown as underline):

“The Company generates its revenue from freelancers and clients. Marketplace revenue included freelancer service fees of $101.7 million and $120.9 million for the years ended December 31, 2016 and 2017, respectively, and client payment processing and administration fees of $12.6 million and $27.9 million for the years ended December 31, 2016 and 2017, respectively.”

Client Spend Retention, page 65

4.

Based on your response to comment 7 in our letter dated June 29, 2018, it appears that there may be a significant disparity between your reported 99% “Client Spend Retention” and the actual percentage of clients retained. Absent clarifying disclosure, there is a concern that readers could mis-interpret the intended use of this metric. Please provide the previously requested disclosures as well as the basis for your conclusion that this metric is more meaningful than the actual percentage of clients retained year to year.

In response to the Staff’s comment, the Company intends to revise its disclosure on page 65 of Draft No. 2 to add the following disclosure:

“For the year ended December 31, 2017, client spend retention was 99%, while we retained 56% of all clients and 78% of core clients. We believe client spend retention, rather than the absolute number of clients that we retain between periods, is more meaningful to evaluate period-to-period comparisons of our business and understand our operating results. Most of our clients have spent less than $5,000, in aggregate, during their lifetime on the platform and are therefore not considered core clients. For example, in 2017, approximately 20% of the clients that used our platform were considered core clients, and those core clients represented approximately 80% of our GSV. Therefore, we can lose a significant number of non-core clients in any given period without experiencing a significant impact on our client spend retention, GSV or marketplace revenue. Conversely, if we lost a small number of core clients, each with a significant amount of client spend, this will be reflected in lower client spend retention, which would negatively impact GSV and marketplace revenue. Therefore, we believe the amount of client spend that we retain between periods is a more meaningful metric because it directly impacts our GSV and, therefore, marketplace revenue. Accordingly, we believe that client spend retention is a more useful indicator of the health of our business and therefore we do not believe that a disparity between client spend retention and number of clients retained is a limitation on the usefulness of the client spend retention metric.”

Note 4, page F-21

5.

Please explain to us how you applied your interim and annual goodwill impairment accounting policy in 2016. Page 15 states that you incurred losses consistently since the merger and it appears that there may have been a significant decline in the estimated fair value of your

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

equity securities as reported by a mutual fund. We also note the 2015 and 2016 decline in client spend retention reported on page 65. In order for us to understand your analysis, please quantify your revenues, loss from operations, and operating cash flow for each 2015 and 2016 quarter. Address whether the post-merger results materially differed from any financial projections you relied on when negotiating the $147m purchase price for Elance. Provide any calculations done to estimate the fair value of the reporting unit.

Company’s application of interim and annual goodwill impairment accounting policy in 2016

The Company advises the Staff that the Company follows the provisions of Accounting Standard Codification (“ASC”) 350, Intangibles—Goodwill and Other (“ASC 350”) when applying its goodwill impairment test. The Company performs its goodwill impairment test at least annually during the fourth quarter of each calendar year, or between each annual test, if an event occurs or circumstances change that would more likely than not reduce the fair value of its reporting unit below its carrying value, including goodwill. To apply the impairment guidance contained in ASC 350, the Company first determined it had one operating segment in accordance with the provisions of ASC 280, Segment Reporting (“ASC 280”), and, in particular, considered the factors contained within ASC 280-10-50-1 as follows:

The Company advises the Staff that in determining whether Elance is a separate reporting unit, it applied the guidance under ASC 350-20-35-33 through 38. In particular, the Company considered the guidance in ASC 350-20-35-33, which states, “…the provisions of Topic 280 shall be used to determine the reporting units of an entity.” Additionally, ASC 350-20-35-34 provides that “a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” The Company determined that it has one operating segment and one segment manager who is its Chief Operating Decision Maker (“CODM”). Moreover, in accordance with ASC 280-10-50-5, the Company’s CODM has always been its Chief Executive Officer. There are no levels equivalent to a segment manager below the Company’s CODM and no segment managers who are held accountable by the CODM for the operating results of the Company’s single operating segment or any of its service offerings. Therefore, for purposes of this analysis, the CODM is the sole segment manager. Additionally, there have been no operating results produced and reviewed by management for any of the Company’s service offerings, including for Elance, since the closing of the merger in 2014. As such, the Company concluded that it has only one reporting unit and did not consider Elance to be a separate reporting unit pursuant to ASC 350-20-35-34 for purposes of testing goodwill for recoverability as Elance did not qualify as a component.

In response to the Staff’s observations that the Company incurred losses consistently since the merger and that client spend retention declined in 2015 and 2016, the Company applied its interim and annual goodwill impairment policy in 2016 as follows:

For 2016, the Company elected to bypass the qualitative assessment (“Step 0” assessment) and proceeded to Step 1 assessment of the quantitative goodwill impairment model in accordance with ASC 350-20-35-4. The Company determined the fair value of the reporting unit during its annual goodwill impairment analysis performed in the fourth quarter was $469 million using the most recent 409A valuation report prepared by a third-party valuation firm assisting management in estimating the fair value of the Company’s equity for ASC 718 purposes. The fair values in the 409A valuation report were determined using a combination of income and market approaches with a weighting of 50% for each approach, similar to the Elance acquisition valuation approach discussed below, and reflected, among other things, the Company’s contemporaneous projections of revenue and operating costs as part of the discounted cash flow analysis under the income approach.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

The carrying value of the Company’s equity throughout 2015 and 2016 was substantially lower than its fair value as determined by the contemporaneous 409A valuations prepared by the third-party valuation firm. The carrying value of the Company’s equity was approximately $163 million, or 41% of the reporting unit’s fair value, and approximately $150 million, or 32% of the reporting unit’s fair value, at the annual goodwill impairment assessment dates for 2015 and 2016, respectively. It may also be noted that fair value under the 409A valuation reflects the value of a company on a minority basis while the premise of the valuation of a business for ASC 350 purposes is on a control basis. However, introducing such a control premium will tend to increase the value of the reporting unit, and, as a result, the fair value under ASC 350 would be even higher than the fair value under the 409A valuation. Due to the significant excess of fair value over the carrying value of the reporting unit per the 409A valuation report for the annual goodwill impairment assessment dates noted above as well as at February 28, 2016, May 31, 2016, August 31, 2016 and November 30, 2016, which represented the interim periods, additional tests at the interim dates were not deemed necessary. The Company’s carrying value would have had to decline by more than 50% of the forecasted results on each of these valuation dates before any goodwill impairment would result. Accordingly, while post-merger results were lower than the financial projections at the time of the merger (as described further below), because the fair value of the reporting unit exceeded the carrying value, Step 2 of the goodwill impairment analysis under ASC 350 was not required at any interim and annual periods.

Decline of the client spend retention and financial results in 2015 and 2016

The Company acknowledges the Staff’s comment regarding the Company’s net losses incurred in 2015 and 2016, and the temporary decline in the client spend retention during the period in which the Elance platform was being migrated to the relaunched Upwork platform. Upon the merger, the Company’s business strategy was to run both legacy platforms. However, subsequent to the merger, the Company determined that consolidating the two platforms into the Upwork platform would allow the Company to accelerate innovation necessary to improve the long-term business growth of the Company. Thus, the Company announced externally the decommissioning of the Elance platform in February 2015. Upon such announcement, the Company expected a temporarily decline of the client spend retention for at least the next 12 months, mainly due to higher attrition of the existing Elance clients resulting from the migration to the Upwork platform. The Company expected that the impact of the long-term growth from the acquisition of the new clients on the Upwork platform would eventually exceed the negative short-term impact on its financial results. This trend was reflected on the client spend retention for the migration periods (Q2’2015 – Q4’2016) noted on page 65 of Draft No. 2.

In response to the Staff’s request, the Company has provided its quarterly revenue, loss from operations, and cash (used in) provided by operating activities for the quarters in 2015 and 2016 (unaudited) below.

	Quarters in 2015					Quarters in 2016
(Amounts in millions)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	$33.4	$36.6	$36.7	$37.0	$143.7	$37.2	$39.2	$43.9	$44.2	$164.5
Loss from operations	7.9	10.2	6.1	8.0	32.2	5.1	5.7	—	3.7	14.5
Cash (used in) provided by operating activities	(4.9)	(9.0)	(2.5)	(2.5)	(18.9)	(1.6)	(4.2)	4.6	4.3	3.1

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

As noted above, the migration to the Upwork platform resulted in a short-term negative impact on the growth of client spend retention, gross services volume (“GSV”), and increased net losses against the Company’s projection for the future years that was prepared prior to the migration.

In response to the Staff’s question whether the post-merger results materially differed from any financial projections that the Company relied on at the time of merger, as discussed above, the Company subsequently decided to migrate all users from the Elance platform onto the newly branded Upwork platform. The Company confirms that the discounted cash flow projections used for purposes of applying the income approach in the 409A valuations after the announcement of the migration to the Upwork platform, were appropriately adjusted to reflect the effects of this decline along with other developments in the Company’s business as of each valuation date. The Company advises the Staff that the Company is supplementally providing the fair value of the Company’s common stock for the period from the external announcement of the Elance platform decommission in February 2015 through the shutdown of the Elance platform in the fourth quarter of 2016.

Further, in accordance with the guidance contained in ASC 360-10-35-17, Property, Plant, and Equipment Subsequent Measurement (“ASC 360”), and consistent with the decision to consolidate the Elance and oDesk platforms into a single unified platform, management accelerated the amortization of the developed technology in 2016 to coincide with the completion of the Elance platform migration.

In addition, the Company considered ASC 350-30 and ASC 360-10 for impairment of long-lived assets, including user relationship intangible assets, during the period in which the client spend retention declined. ASC 360-10-35 states that the impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The Company determined the asset group utilizing the guidance in ASC 360-10-20 as the unit of accounting for a long-lived asset or assets held and used represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As noted above, the Company has defined the CODM as the segment manager. There have been no operating results, including independent cash flows of assets and liabilities, produced and reviewed by management for any of the Company’s service offerings, including for Elance, since the closing of the merger. As such, the Company concluded that it has only one asset group and Elance did not qualify as a separate asset group.

Accordingly, the Company measured the recoverability of the long-lived assets by comparing the carrying amounts to the recoverable amount that includes the expected future undiscounted cash flows for the asset group over the remaining amortizable life of the user relationship asset, which was determined to be the primary asset. Based on the Company’s impairment assessment under ASC 360-10-35, it determined the aggregate future undiscounted cash flows over the remaining life of the user relationship for the asset group exceeded the carrying amount of the asset group and, accordingly, the Company concluded that the long-lived assets were not impaired.

A significant decline in the estimated fair value of the Company’s equity securities as reported by a mutual fund

The Company acknowledges the Staff’s comment that a mutual fund that had previously invested in oDesk in 2012, purchased secondary shares of oDesk in 2013, and also invested in the Company reduced the fair value it had previously ascribed to its illiquid holdings in the Company in late 2014, 2015 and early 2016. While the Company has no first-hand knowledge of the reasons underlying this mutual fund’s rationale to write-down the fair value of its illiquid holdings in the Company over these periods, based on its review of press reports written in April 2016, the Company understands the write-down made

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

in respect of the mutual fund’s holdings in the Company was one of many similar write-downs made by this mutual fund across its overall technology company portfolio at the time, including those of other privately-held technology companies such as the Company, particularly in light of declining public market valuations affecting the general technology sector in late 2015 and early 2016 due in part to global market declines over this time period. The Company also notes that based on press reports other mutual funds made similar write-downs in 2015 and 2016 across their private technology company portfolios as well. Furthermore, in late 2015, the Company’s value, as determined by a 409A valuation, declined by $25 million, or 6%, as the Company used the guideline public company method market approach, with a 50% weighting, which incorporated lower multiples and a lower concluded value.

The Company believes the fair value for illiquid holdings governed by mutual funds results from a highly proprietary weighting and consideration of various factors that may include the subject company’s financial performance and information provided over the relevant time period of measurement, public market valuations over the relevant time period of measurement, and the prices paid previously for the subject company’s shares. In November 2017, this same mutual fund increased its fully diluted ownership percentage in the Company from approximately 1.75% to 8.37% by acquiring shares in a secondary transaction from a former stockholder of the Company. Notwithstanding such write-down in fair value by the mutual fund, as noted earlier, as the fair value of the reporting unit exceeded the carrying value, Step 2 of the goodwill impairment analysis under ASC 350 was not required at any interim or annual periods.

6.

Please clarify your response concerning the $147m purchase price calculation by quantifying the assumed fair value per share of the Elance and oDesk securities exchanged in the merger. Provide also the share price and transaction volume of any Elance and oDesk securities issued for cash within the 18 months prior to consummation of the merger. Please explain any material disparities in valuation.

The Company advises the Staff that there was no purchase price or cash considerations paid by either Elance or oDesk as the merger was transacted as a “merger of equals” in which the equity holders of each company received securities of Upwork Inc. (formerly named Elance-oDesk, Inc.), a newly formed holding company that became the parent company of Elance and oDesk in connection with the merger, in exchange for their pre-existing securities held in Elance or oDesk. In the merger, preferred and common shares of each of Elance and oDesk were exchanged into the newly issued preferred and common shares of Upwork, respectively, by applying exchange ratios so as to retain the aggregate liquidation preferences and conversion rights of the preferred shares and the relative total voting rights of both common and preferred stockholders within the pool of shares allocated to each group of stockholders. The merger was an arms-length transaction between two parties that received fair value for the exchanged consideration.

The Company advises the Staff that the $147 million was calculated as follows:

•

As no cash was to be exchanged in the merger of oDesk and Elance, the Company engaged a third-party valuation firm to calculate the fair value of the combined company, Upwork, as of March 31, 2014, which was the closing date of the merger.

•

The valuation report was prepared using a combination of income and market approaches with input from management. The income approach considered the historical combined financial results of Elance and oDesk for the years ended December 31, 2010, 2011, 2012 and 2013 and through January 31, 2014, and incorporated projected cash flows for the combined company through 2022. The market approach estimated values based on an analysis of guideline public company values, including identifying relevant transactions and applying appropriate multiples as well as the weighted-average cost of capital (“WACC”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

•

Separately, the number of shares of the combined company to be allocated to oDesk and Elance stockholders was negotiated between the two different stockholder groups of oDesk and Elance, which resulted in oDesk and Elance equity holders’ receiving an agreed-upon ownership of the combined entity of 60.55% and 39.45%, respectively. The combined company issued ownership interests reflecting this split to oDesk and Elance holders of equity instruments (including options and warrants) proportionate to their interests in the respective combined company.

•

The $147 million acquisition consideration of Elance was derived from the Elance fair value of $155 million after excluding items which do not form part of the acquisition consideration under ASC 805, Business Combinations. The primary excluded item related to the unvested portion of the replacement stock options. Note that the valuation report of KPMG LLP (“KPMG”) (Schedule 4 of the KPMG valuation report) reconciles to the $155 million purchase price, as the unvested portion of the replacement stock options, which was considered an appropriate purchase price allocation adjustment for accounting purposes. Therefore, for valuation purposes, it was treated as part of the purchase price.

•

In the KPMG purchase price allocation report, the starting point of the analysis to determine the fair value of Elance was the financial projections that were prepared in connection with the merger. These projections did not include any company specific synergies and as such were viewed to be market participant projections as the major assumptions utilized in the analysis, and discussed in the response to Comment 7 below, are supported by historical Elance performance and industry metrics. The other key factor in supporting the fair value of $147 million is the discount rate applied. In Schedule 5 of the KPMG report, the Internal Rate of Return (“IRR”) was calculated as 16.2% which is calculated by using the market participant projections and the acquisition price. KPMG assisted the Company to benchmark this rate by calculating a market participant WACC as detailed on Schedule 6 of the KPMG report. The market participant projections which management prepared for the merger and the industry-supported discount rate provide the support for the calculated fair value of the transaction.

The Company advises the Staff that there were no shares of Elance or oDesk common or preferred stock issued for cash within the 18 months prior to consummation of the merger, except for shares of common stock issued upon the exercise of previously granted options. Accordingly, there were no sales of securities, or other transactions in the 18 months preceding the closing of the merger that ascribed a value to either Elance or oDesk, and therefore no disparities.

7.

We note your response to comment 11 in our letter dated June 29, 2018. It remains unclear why the purchase price allocated to user relationships was disproportionately small relative to the amount assigned to goodwill, which is currently your largest asset. In this regard, it appears that the primary value acquired in the acquisition was the Elance user relationships given that their platform was abandoned a year later. Please provide us with the KPMG valuation report cited in your response. Please also provide us with a copy of the merger agreement including any schedules or attachments that identify and describe the assets acquired in the merger. The basis for significant estimates and assumptions should be clearly described as previously requested. For example, explain the basis for your growth rate assumptions and explain the disparity between your attrition rate assumption and the 99%-

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

105% 2013 client spend retention measures disclosed on page 65. Explain the operating expense, sales and marketing expense, and research and development assumptions and address the extent to which those assumptions deviated from the corresponding amounts actually incurred prior to the merger. Clearly explain how the contributory asset charges were calculated and show how actual historical operating results support the reasonableness of your assumptions. Describe the business reasons that supported management’s decision to pay $147m for Elance if the acquired user relationships were only worth $18m.

The Company advises the Staff that it is concurrently providing the KPMG valuation report and a copy of the merger agreement supplementally.

The Company advises the Staff that the business reason for the merger, and the rationale behind the purchase price, was to create greater scale and greater visibility of the combined company to gain increased market share by attracting new users, improve operational efficiencies, and benefit from cost synergies. Additional factors included the Company’s expectations regarding the ongoing changes in the labor market, including the impact of the technology and the remaining inefficiencies, which the Company believed would result in a significant market opportunity for it as well as the strength of Elance’s workforce and executive team. These factors do not represent separable intangible assets and instead are part of goodwill, as explained further below.

In response to the Staff’s comment on the purchase price allocation, the purchase price allocated to user relationships of Elance was calculated based on the historical financial results of Elance for the years ended December 31, 2012 and 2013 and the twelve months trailing revenue as of March 31, 2014 using the projected revenue, adjusted for attrition rates, gross profit margin, operating expenses, depreciation, income taxes, and contributory asset charges. Key assumptions used in preparation of the valuation report were as follows:

Revenue growth: Elance was a high-growth early stage startup company whose growth was primarily due to its new users. At the merger date, the Company projected growth in revenue derived from a 12-year historical cohort analysis of the GSV for Elance before the merger. Based on such historical analysis, it was noted that approximately 33% of GSV was generated by new users during a year and approximately 92% (100% minus the attrition rate of 8%, further explained below) of GSV continues to be generated from existing users from the preceding year. Given these historical results, the Company forecasted revenue growth assuming that 29% to 30% of revenue would be generated from new clients in the three years following the merger (trending lower over the long-term) and assuming 92% of revenue continued to be generated from the clients existing as of the end of prior year as noted below:

Future Years	% of Revenue from new clients	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022
Existing clients		33,302	30,638	28,187	25,932	23,857	21,949	20,193	18,577	17,091
New clients 2014	30%	14,177	13,043	11,999	11,039	10,156	9,344	8,596	7,909	7,276
New clients 2015	28%		16,744	15,405	14,172	13,039	11,996	11,036	10,153	9,341
New clients 2016	29%			22,885	21,054	19,370	17,820	16,395	15,083	13,876
New clients 2017	28%				28,699	26,403	24,291	22,348	20,560	18,915
New clients 2018	28%					36,899	33,947	31,231	28,733	26,434
New clients 2019	26%						40,954	37,678	34,663	31,890
New clients 2020	22%							42,592	39,185	36,050
New clients 2021	19%								40,997	37,718
New clients 2022	15%									35,669

Total revenue (Schedule 5)		47,479	60,425	78,476	100,897	129,724	160,300	190,068	215,860	234,260
New client revenue by FY		30%	49%	64%	74%	82%	86%	89%	91%	93%

Attrited Revenue (Schedule 9)		33,302	30,638	28,187	25,932	23,857	21,949	20,193	18,577	17,091
Annual Attrition Rate		8%	8%	8%	8%	8%	8%	8%	8%	8%

(Amounts in thousands)

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

As can be seen from the table above, new clients drove a significant portion of the Company’s forecasted revenue.

User relationship attrition rate: As noted earlier, the Company valued the acquired user relationships using the multi-period excess earnings method under the income approach. This valuation method was based on forecasted revenue for the existing user relationships and by applying expected attrition rates. The GSV associated with Elance’s existing user relationships was based on trailing 12 months Elance-specific GSV. The Company calculated the attrition rate based on the year-over-year GSV decreases for the past 12 years of history associated with users grouped by each cohort year and determined an 8% attrition rate. Based on the historical attrition data of Elance, the Company estimated the 8% attrition rate of the existing client spend.

Gross profit margin: Based on the historical data as presented in Schedule 3 of the KPMG report, which reflected over 60% gross profit margin after considering projected investment in the site operation costs, the Company projected approximately 58% in the future years.

Operating expenses: Based on the historical data as presented in Schedule 3 of the KPMG report, the Company anticipated continued focus on the sales and marketing activities to acquire new customers in comparison to the projected spend for the research and development and the general and administrative activities. The Company continued to maintain the proportion of its sales and marketing spend as a percentage of revenue and expected to trend down the spend on general and administrative and research and development to a normalized earnings margin over the longer-term.

Discount rate: 14.5% of discount rate was based on the WACC.

The Company’s attrition rate assumption and the 99%-105% 2013 client spend retention measures disclosed on page 65 of Draft No. 2

The Company advises the Staff that the client spend retention data reported in Draft No. 2 is on a combined basis for both Elance and oDesk. For the calculation of the Elance user relationship intangible, the Company believes using the 8% historical attrition rate in the context of Elance’s results of operations was appropriate based upon 12 years of Elance-specific client cohort behavior. Additionally, the Company calculated the client spend retention metric for Elance’s clients for 2013 which yields 92%, which is the inverse of the 8% rate used for the valuation. In response to the Staff’s comment on the 2013 client spend retention measures, the measures included both legacy oDesk and legacy Elance client spend retention. For Elance, the client spend retention percentage for the first through fourth quarter of 2013 was 89%, 89%, 91%, and 92%, respectively. For the same period, the oDesk client spend retention percentage was greater than 100%. At the time of the merger, the Elance client spend retention percentage was lower than the oDesk percentage since the Elance platform focused more on shorter-term projects, whereas the oDesk platform focused on longer-term projects. Accordingly, the combined client spend retention measures of 99%-105% disclosed in Draft No. 2 are higher than the Elance client spend retention percentage noted above.

How the contributory asset charges were calculated and how actual historical operating results support the reasonableness of your assumptions

The Company advises the Staff that Schedule 11 of the KPMG valuation report contains the requested calculation and analysis. In calculating the contributory asset charges, the Company has followed the guidance with assistance by KPMG as outlined in the Appraisal Foundation’s guide, “Best Practices for Valuations in Financial Reporting: Intangible Asset Working Group – Contributory Assets.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

The Company estimated the required returns on the contributory assets, which included average net working capital, assembled workforce, developed technology, and trade name. The Company then deducted these required returns in the multi-period excess earnings analysis. These deductions accounted for the use and contribution of other assets employed that are necessary to achieve the forecasted cash flows of the acquired user relationships. When calculating the contributory assets, the Company utilized historical data from the balance sheet and income statements as the starting point. Further information on the calculations contained on Schedule 11 of the KPMG report are provided below:

Normalized Net Working Capital (NWC): The charge was based on a target NWC level of -11.5% of revenue multiplied by revenue from 2012 which equals the starting balance of $3,934,500. The -11.5% was based on the guideline public companies’ median level. This level was also consistent with Elance’s NWC on the closing date of -12.6% that was shown on Schedule 2 of the KPMG valuation report.

Property, Plant, and Equipment (PPE): The charge was based on closing balance sheet PPE balance and increases in each year by the projected capital expenditures and decreases by the depreciation. Elance was not a capital intensive business. The capital expenditure was expected to increase year-over-year from the dollar’s basis and to decrease year-over-year from the percentage of revenue’s basis due to economies of scale effect.

Trade Name: The charge was based on a royalty rate that was consistent with the royalty rate in the trade name valuation.

Developed Technology: The charge was based on a royalty rate that was consistent with the royalty rate in the developed technology valuation.

Assembled Workforce: The charge was based on the estimated value of Elance’s 231 employees and respective annual salaries as of the merger date. The cost savings method was utilized in developing the value of the assembled workforce as shown on Schedule 13 of the KPMG report.

Reasonableness of Required Return Percentage: On Schedule 11 of the KPMG report, the required rates of return were based upon the Weighted Average Return on Assets (“WARA”) analysis, which was calculated on Schedule 4 of the KPMG report. This analysis shows that the IRR, the WACC and the WARA all approximate each other which supports the required rates of return utilized in the Company’s analysis.

Basis for concluded goodwill value

When looking at the goodwill associated with this transaction, management considered the IRR analysis that supported the reasonableness of concluded value of goodwill. The discounted cash flow analysis as part of the IRR analysis in Schedule 5 of the KPMG report (summarized below) shows that the majority of the Company’s value is in the future beyond the useful life of the identifiable intangible assets. The illustration below shows that 25% of Elance’s projected cash flow is within the life of the customer relationships of seven years from the merger. This supports the goodwill (excluding assembled workforce) at approximately 80% of the purchase price, which is in Elance’s discounted cash flow value after 2020 of 75%. This is consistent with typical startup companies, where most, if not all, of the company’s value is associated with the cash flows and terminal value realized after the life of the identifiable intangible assets has ended.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

	Projected
	Fiscal Year End									Terminal Year
(Amount in thousands)	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Discounted Cash Flow (“CF”)	$(6,040)	$(4,553)	$1,126	$7,384	$11,947	$13,143	$13,123	$12,518	$11,382	$85,901
Sum of Discounted CF	$145,930
Discounted CF / sum of CF	(4%)	(3%)	1%	5%	8%	9%	9%	9%	8%	59%
Cumulative CF	(4%)	(7%)	(6%)	(1%)	7%	16%	25%	33%	41%	100%

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 17, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, either Gordon Davidson at (650) 335-7237 or Ran Ben-Tzur at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Upwork Inc.

Gordon K. Davidson

Ran Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.